Exhibit 99.1

FF301

HKEX
香港交易所

Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities

For the month ended: 31 October 2026 Status: New Submission

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: Baidu, Inc. (A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

Date Submitted: 04 November 2026

I. Movements in Authorised / Registered Share Capital

1. Class of shares	WVR ordinary shares	Type of shares	A	Listed on the Exchange (Note 1)	Yes		
Stock code (if listed)	09888	Description	Class A Ordinary Shares				
Multi-counter stock code	89888	RMB	Description				
	Number of authorised/registered shares	Par value		Authorised/registered share capital			
Balance at close of preceding month	66,000,000,000	USD	0.000000625	USD	41,250		
Increase / decrease (-)	0			USD			
Balance at close of the month	66,000,000,000	USD	0.000000625	USD	41,250		

2. Class of shares	WVR ordinary shares	Type of shares	B	Listed on the Exchange (Note 1)	No		
Stock code (if listed)	N/A	Description	Class B Ordinary Shares				
	Number of authorised/registered shares	Par value		Authorised/registered share capital			
Balance at close of preceding month	2,832,000,000	USD	0.000000625	USD	1,770		
Increase / decrease (-)	0			USD			
Balance at close of the month	2,832,000,000	USD	0.000000625	USD	1,770		

3. Class of shares	Preference shares	Type of shares	Not applicable	Listed on the Exchange (Note 1)	No	

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Stock code (if listed) N/A Description Number of authorised/registered shares Par valueAuthorised/registered share capital Balance at close of preceding month 800,000,000USD0.000000625USD500 Increase / decrease (-)0USD Balance at close of the month800,000,000USD0.000000625USD500 Total authorised/registered share capital at the end of the month: USD43,520

II. Movements in Issued Shares and/or Treasury Shares and Public Float Sufficiency Confirmation 1. Class of shares WVR ordinary sharesType of sharesAListed on the Exchange (Note 1)Yes Stock code (if listed)09888DescriptionClass A Ordinary Shares Multi-counter stock code89888RMBDescription Number of issued shares (excluding treasury shares)Number of treasury sharesTotal number of issued shares Balance at close of preceding month2,209,541,17802,209,541,178 Increase / decrease (-)00 Balance at close of the month2,209,541,17802,209,541,178 Public float sufficiency confirmation (Note 4) Pursuant to Main Board Rule 13.32D(1) or 19A.28D(1) / GEM Rule 17.37D(1) or 25.21D(1), we hereby confirm that, in relation to the class of shares as set out above, as at the close of the month: the applicable public float requirement (see below) has been complied with the applicable public float requirement (see below) has not been complied with The applicable minimum public float requirement for the class of shares as set out above pursuant to Main Board Rule 13.32B or 19A.28B / GEM Rule 17.37B or 25.21B (as the case may be) is: Applicable public float thresholdInitial Prescribed Threshold—25% of the total number of issued shares in the class to which the listed shares belong (excluding treasury shares) Additional information 2. Class of sharesWVR ordinary sharesType of sharesBListed on the Exchange (Note 1)No Stock code (if listed)N/ADescriptionClass B Ordinary Shares Number of issued shares (excluding treasury shares)Number of treasury sharesTotal number of issued shares Balance at close of preceding month524,020,3200524,020,320 Increase / decrease (-)00 Balance at close of the month524,020,3200524,020,320 Remarks:

As at October 31, 2026, the balance of Class A ordinary shares excludes (i) 11,153,880 Class A ordinary shares (equivalent to 1,394,235 ADSs) issued to the depositary for bulk-issuance of ADSs reserved for issuances upon the future exercise or vesting of awards granted under the share incentive plans of Baidu, Inc. (the “Company”); (ii) 17,599,974 Class A ordinary shares that have not yet been cancelled, which were repurchased from the market before the voluntary conversion of the Company to dual primary listing on the Main Board of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) with effect from September 1, 2026; and (iii) 14,250,000 Class A ordinary shares held by a subsidiary of the Company.

III. Details of Movements in Issued Shares and/or Treasury Shares (A). Share Options (under Share Option Schemes of the Issuer) 1. Class of sharesWVR ordinary sharesType of sharesAListed on the Exchange (Note 1)Yes Stock code (if listed)09888DescriptionClass A Ordinary Shares Multi-counter stock code89888RMBDescription Particulars of share option scheme Number of share options outstanding at close of preceding month Movement during the month Number of share options outstanding at close of the month Number of new shares issued during the month pursuant thereto (A1) Number of treasury shares transferred out of treasury during the month pursuant thereto (A2) Number of shares which may be issued or transferred out of treasury pursuant thereto as at close of the month The total number of shares which may be issued or transferred out of treasury upon exercise of all share options to be granted under the scheme at close of the month 1).2008 Share Incentive plan2,364,112Lapsed-724,8001,639,312001,639,3120 General Meeting approval date (if applicable) 16 December 2008 2).2018 Share Incentive Plan6,155,2566,155,256006,155,2560 General Meeting approval date (if applicable) 3).2023 Share Incentive Plan501,360501,36000501,3600 General Meeting approval date (if applicable) 4).2026 Share Incentive Plan00000273,356,149 General Meeting approval date (if applicable) 26 August 2026 Increase in issued shares (excluding treasury shares):0WVR ordinary shares A (AA1)

Decrease in treasury shares: 0 WVR ordinary shares A (AA2) Total funds raised during the month from exercise of options:

(B). Warrants to Issue Shares of the IssuerNot applicable

(C). Convertibles (i.e. Convertible into Shares of the Issuer)Not applicable

(D). Any other Agreements or Arrangements to Issue Shares of the Issuer, including Options (other than Share Option Schemes) 1. Class of shares WVR ordinary sharesType of sharesAListed on the Exchange (Note 1)Yes Stock code (if listed)09888DescriptionClass A Ordinary Shares Multi-counter stock code89888RMBDescription Description of other agreements or arrangements General Meeting approval date (if applicable) Number of new shares issued during the month pursuant thereto (D1)Number of treasury shares transferred out of treasury during the month pursuant thereto (D2)Number of shares which may be issued or transferred out of treasury pursuant thereto as at close of the month 1).2008 share incentive plan—Restricted Share Units16 December 2008000 2).2018 share incentive plan—Restricted Share Units0028,106,088 3).2023 share incentive plan—Restricted Share Units0064,979,168 4).2026 share incentive plan—Restricted Share Units26 August 2026000 Increase in issued shares (excluding treasury shares):0WVR ordinary shares A (DD1) Decrease in treasury shares:0WVR ordinary shares A (DD2) Remarks: As of October 31, 2026, (i) Nil restricted share unit was granted, vested, cancelled or lapsed under 2008 share incentive plan during the month. (ii)Nil restricted share unit was granted, vested or cancelled; and 536,680 restricted share units lapsed under 2018 share incentive plan during the month. (iii)Nil restricted share unit was granted, vested or cancelled; and 757,792 restricted share units lapsed under 2023 share incentive plan during the month. (iv)Nil restricted share unit was granted, vested, cancelled or lapsed under 2026 share incentive plan during the month.

FF301

(E). Other Movements in Issued Shares and/or Treasury Shares

1. Class of shares	WVR ordinary shares	Type of shares	A	Listed on the Exchange (Note 1)	Yes
Stock code (if listed)	09888	Description	Class A Ordinary Shares		
Multi-counter stock code	89888 RMB	Description			

Events		At price (if applicable)		Date of event (Note 2)	General Meeting approval date (if applicable)	Increase/ decrease (-) in issued shares (excluding treasury shares) during the month pursuant thereto (E1)	Increase/ decrease (-) in treasury shares during the month pursuant thereto (E2)	Number of shares redeemed or repurchased for cancellation but not yet cancelled as at close of the month (Note 3)
		Currency	Amount					
1).	Repurchase of shares (shares repurchased for cancellation but not yet cancelled)				26 August 2026			-10,172,850

Increase/ decrease (-) in issued shares (excluding treasury shares): ______ WVR ordinary shares A (EE1)

Increase/ decrease (-) in treasury shares: ______ WVR ordinary shares A (EE2)

Remarks:

As of October 31, 2026, the Company repurchased an aggregate of 10,172,850 Class A ordinary shares on the Stock Exchange, which were pending cancellation and not yet cancelled.

Total increase/ decrease (-) in issued shares (excluding treasury shares) during the month (i.e. Total of AA1 to EE1): 0 WVR ordinary shares A

Total increase/ decrease (-) in treasury shares during the month (i.e. Total of AA2 to EE2): 0 WVR ordinary shares A

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v 1.2.1

IV. Information about Hong Kong Depositary Receipt (HDR)Not applicable

V. Confirmations Not applicable Submitted by:Lin Juan Title:Joint Company Secretary (Director, Secretary or other Duly Authorised Officer)

Notes 1. The Exchange refers to The Stock Exchange of Hong Kong Limited. 2. In the case of repurchase of shares (shares repurchased and cancelled) and redemption of shares (shares redeemed and cancelled), “date of event” should be construed as “cancellation date”. In the case of repurchase of shares (shares held as treasury shares), “date of event” should be construed as “date on which shares were repurchased and held by the issuer in treasury”. 3.The information is required in the case of repurchase of shares (shares repurchased for cancellation but not yet cancelled) and redemption of shares (shares redeemed but not yet cancelled). Please state the number of shares repurchased or redeemed during the month or in preceding month(s) but pending cancellation as at close of the month as a negative number. 4.“Initial Prescribed Threshold”, “Alternative Threshold” and “market value” have the meanings ascribed thereto under Main Board Rule 13.32A or 19A.28A / GEM Rule 17.37A or 25.21A. See also Main Board Rule 13.32D(4) or 19A.28D(4) / GEM Rule 17.37D(4) or 25.21D(4) on the basis of the public float disclosure. 5.Items (i) to (viii) are suggested forms of confirmation. The listed issuer may amend the item(s) that is/are not applicable to meet individual cases. Where the issuer has already made the relevant confirmations in a return published under Main Board Rule 13.25A / GEM Rule 17.27A in relation to the securities issued, or the treasury shares sold or transferred, no further confirmation is required to be made in this return. 6. “Identical” means in this context: the securities are of the same nominal value with the same amount called up or paid up; they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.